
TATA

Fax No.001 202 2727050
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
D C 205 49


03024779

July 21, 2003
Sc-15369

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "Pursuant to the Clause 41 of the Listing Agreement with The Stock Exchange, Mumbai, please find enclosed the 'Limited Review' Report by the Auditors of the Company on the unaudited half-yearly financial results for the period ended June 30, 2003.
>
> We would also like to inform you that pursuant to Clause 22 of the Listing Agreement with The Stock Exchange, Mumbai, the Board has also approved of classifying 5,00,00,000 Unclassified Shares of Rs.10/- each aggregating Rs.50 crores into 5,00,00,000 Ordinary Shares of Rs.10/- each aggregating Rs.50 crores in the authorised capital of the Company."

Please contact the undersigned in Mumbai at the below-mentioned address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Engineering and Locomotive Co Ltd



H K Sethna
Company Secretary

Encl:

TATA ENGINEERING
Tata Engineering and Locomotive Company Limited
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799

TATA

immediate use **PRESS RELEASE**

Mumbai, July 21, 2003

Tata Engineering – Sales volumes up by 48%, Revenue up by 40%
Profit Before Tax at Rs. 163.67 crores

Tata Engineering's Profit Before Tax for the 1st Quarter of 2003-04 has increased to Rs.163.67 crores as compared to Rs.38.85 crores in the corresponding quarter of the previous year. The robust growth in domestic market demand for commercial and passenger vehicles enabled the Company to increase its volumes in the domestic market by 48%. The Company also improved its market shares and continued its cost reduction efforts.

The total Revenue for the quarter was Rs. 2923 crores (Rs.2087 crores) representing a growth of 40%. Domestic sales of commercial vehicles in the quarter were 26,705 nos., an increase of 26% over 21,201 nos. in the same period last year resulting in a market share of 57%, an improvement of 3%. Sales of passenger vehicles were at 30,118 nos. as against 17,556 vehicles sold in the corresponding period last year resulting in a market share of 15.5%. The previous year quarter operations were impacted by the planned shutdown of the car plant on account of the changes in the production lines.

The unaudited financial results for the quarter ended June 30, 2003 are enclosed.

- Ends –

Issued by:
V Krishnan
Tata Engineering and Locomotive Company Limited
V. P. (Corporate Communications)
Phone: 56657209; E-mail: vkrishnan@telco.co.in
Visit us at : www.telcoindia.com



TATA

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2003

	Particulars		Quarter ended June, 30		FY
			2003	2002	2002-03
			(Unaudited)	(Unaudited)	(Audited)
(A)					
1	Vehicle Sales:(in Nos.)				
	Commercial vehicles		26705	21201	106194
	Passenger Cars and Utility vehicles		30118	17556	104155
	Exports		3573	2009	9510
			60396	40766	219859
2	Vehicle Production:(in Nos.)				
	Commercial vehicles		25856	23702	116155
	Passenger Cars and Utility vehicles		31673	18373	107304
			57529	42075	223459
3	Export Turnover (at F.O.B. value)	Rs. Crores	166.34	108.46	458.07
		US $ M	35.80	22.19	95.45
(B)			(Rupees Crores)		
1	**Net Sales/Income from operations**		**2922.70**	**2087.24**	**10837.01**
2	Total Expenditure				
	(a) (Increase) / Decrease in stock in trade and work in progress		70.05	(67.61)	(119.74)
	(b) Consumption of Raw Materials & Components		1526.65	1130.34	5699.58
	(c) Staff Cost		185.59	162.96	720.37
	(d) Excise Duty		421.78	339.51	1743.79
	(e) Other expenditure		387.06	320.62	1653.60
	(f) Sub Total 2(a) to 2(e)		2591.13	1885.82	9697.60
3	**Operating Profit [1-2]**		331.57	201.42	1139.41
4	Other Income (Note 1)		10.49	6.94	18.04
5	Interest				
	(a) Gross Interest		58.68	85.81	319.87
	(b) Capitalisation of Interest and other receipts		(4.89)	(5.78)	(40.92)
	(c) Net Interest		53.79	80.03	278.95
6	Product Development Expenses/Amortisation (Note 2)		11.44	-	2.62
7	Depreciation		93.01	89.48	359.51
8	**Profit before extraordinary/exceptional items [3+4-5-6-7]**		183.82	38.85	516.37
9	Extraordinary/Exceptional Items				
	(a) Provision/(Write back) for Contingencies		-	-	(20.00)
	(b) Employee Separation Cost (Note 3)		20.15	-	-
	(c) Provision for diminution in value of investments		-	-	26.00
	(d) Sub Total 9(a) to 9(c)		20.15	-	6.00
10	**Profit Before Tax [8-9]**		163.67	38.85	510.37
11	Less: Provision for Taxation				
	(a) Current Tax		12.58	-	28.25
	Provision for Earlier Years Written Back		-	-	(8.54)
	(b) Deferred Tax		50.78	10.82	181.78
	Provision for Deferred Tax for Earlier Years		-	-	8.77
	(c) Sub Total of 11(a) and 11(b)		63.36	10.82	210.26
12	**Profit After Tax [10-11]**		100.31	28.03	300.11
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		319.83	319.82	319.83
14	Reserves excluding Revaluation Reserve				2277.33
15	Basic EPS (not annualised)	Rupees	3.14	0.88	9.38
	Diluted EPS (not annualised)	Rupees	3.07		9.22
16	Aggregate of Non-Promoter Shareholding				
	- Number of Shares		216874927	216775417	216776927
	- Percentage of shareholding		67.82%	67.79%	67.79%



Notes:-

1) Other Income includes Rs.10.29 Crores towards additional consideration determined during the quarter in respect of a trade investment sold in the year 1999-2000, in terms of the sale agreement.

2) The expenditures on product development, which were classified as deferred revenue expenditure in earlier periods are now accounted for under 'Intangible Assets' consequent to the Accounting Standard on Intangible Assets (AS-26) becoming effective. The basis of amortisation of such expenditure is similar to that followed in the preceding periods except that product development expenditure below certain value is charged as expenditure when incurred. Accordingly, Rs. 0.88 Crores incurred in the quarter and Rs. 4.02 Crores included in deferred revenue expenses as of March 31, 2003 have been charged in the quarter. Consequently profit for the quarter is lower by Rs. 4.90 Crores.

3) As per the Accounting Standard on 'Intangible Assets' (AS-26), which has become effective from April 1, 2003, the Company has written off cost under the 'Employee Separation Scheme' as against the past practice to treat such cost as deferred revenue expenditure and to amortise the same over a period of 24 to 84 months. Consequently Employee Separation Cost for the quarter is higher and profit is lower by Rs. 19.91 Crores, such cost being ascertained on the basis of actuarial valuation.

4) An amount of Rs. 9.87 Crores paid in the quarter ended June 30, 2003 towards premium on the early redemption of Debentures aggregating Rs. 95 Crores has been debited to Securities Premium Account.

5) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute a single segment.

6) Following is the status on utilisation of proceeds of issues of the Rights - Convertible and Non-convertible Debentures (including proceeds on warrants to be exercised) of Rs. 979 crores, and internal accrual of Rs.328 crores:

	Particulars	Planned FY 01-02 to 03-04 (Rs. Crores)	Actual upto June 30, 2003 (Rs. Crores)
(a)	Capital expenditure, Product development expenditure and strategic investment	780	529
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	1089

7) As on April 1,2003 there were 12 investors complaints outstanding, 342 investor complaints were received during the period under review and 349 complaints resolved during the said period, five complaints were pending as on June 30, 2003 (these were lodged in the last two weeks of June 2003 and have been resolved as on date).

8) The Statutory Auditors have carried out a Limited Review of the results stated in (B) above for the quarter ended June 30, 2003.

9) Figures of previous periods have been regrouped/reclassified wherever necessary, to make them comparable.

The above results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on July 21, 2003

Tata Engineering and Locomotive Company Limited



RATAN N TATA
Chairman

Mumbai, July 21, 2003



A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS
MAKER TOWERS 'E'
CUFFE PARADE
MUMBAI 400 005

S. B. BILLIMORIA & CO.
CHARTERED ACCOUNTANTS
MEHER CHAMBERS
R. KAMANI ROAD
BALLARD ESTATE
MUMBAI 400 001

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

1. We have reviewed the accompanying statement of unaudited financial results of Tata Engineering and Locomotive Company Limited ("the Company") for the quarter ended June 30, 2003. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

2. Our limited review has been restricted to the figures shown in the column headed "Quarter ended June 30, 2003" and the notes applicable thereto and we have not performed any review in respect of the figures shown in the column headed "Quarter ended June 30, 2002" included in the statement or the notes applicable thereto or other notes and accordingly, do not express an opinion thereon.

3. A review of the interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For A. F. Ferguson & Co.
Chartered Accountants
Sd/-
B. P. Shroff
Partner

For S. B. Billimoria & Co.
Chartered Accountants
Sd/-
Y. H. Malegam
Partner

Place: Mumbai
Date: July 21, 2003